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January 13, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Re:  Pangaea Logistics Solutions Ltd.
Form 10-K for the Fiscal Year ended December 31, 2023 Filed March 14, 2024
File No. 001-36798

Dear Ms. Guobadia and Ms. Dang:
Reference is made to the Form 10-K for the Fiscal Year ended December 31, 2023 (the “2023 Form 10-K”) of Pangaea Logistics Solutions Ltd. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 14, 2024. By letter dated December 20, 2024 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Form 10-K.
On behalf of the Company, we respond to the Staff’s comment contained in the Comment Letter as set forth below.
Form 10-K for the Fiscal Year ended December 31, 2023
Exhibits 31.2 and 32.2, page 3
1.
We note that certifications at Exhibits 31.2 and 32.2 refer to your Form 10-K for the year ended December 31, 2021, rather than to the Form 10-K for the year ended December 31, 2023. We also note that certifications at Exhibits 32.1 and 32.2 of your Form 10-Q for the quarter ended March 31, 2024, and your Form 10-Q for the quarter ended June 30, 2024, refer to the quarter ended September 30, 2023, rather than to the quarter ended March 31, 2024 and to the quarter ended June 30, 2024.
Please file complete amendments to your Form 10-K for the year ended December 31, 2023, Form 10-Q for the quarter ended March 31, 2024, and Form 10-Q for the quarter ended June 30, 2024, to include revised certifications referring to the correct periods in each report and updated concurrently with the amendments.
Please also advise us of the specific internal control procedures that you will implement to ensure that all future filings include the appropriate certifications.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:
In response to the Staff’s comment, the Company is filing with this response letter complete amendments to its 2023 Form 10-K with updated exhibits 31.2 and 32.2, its Form 10-Q for the quarter ended March 31, 2024 (the “Q1 Form 10-Q”) with updated exhibits 32.1 and 32.2 and its Form 10-Q for the quarter ended June 30, 2024 (the “Q2 Form 10-Q”) with updated exhibits 32.1 and 32.2.

The Company supplementally advises the Staff that all periodic reports of the Company, including the 2023 Form 10-K and quarterly reports on Form 10-Q for the periods ending March 31, 2024 and June 30, 2024 were reviewed by both the Company’s Chief Executive Officer and Chief Financial Officer prior to filing. The erroneous filing of (i) the certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley in the 2023 Form 10-K and (ii) the certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley in the Q1 Form 10-Q and Q2 Form 10-Q were filed with the incorrect date reference due solely to a failure to update the certification incorporated into the EDGAR file.

Going forward the Company will implement a policy whereby its outside U.S. Securities Counsel is engaged to specifically review all periodic reports prepared by the Company in final draft form prior to filing. Pursuant to such policy, the U.S. Securities Counsel will receive a draft of the completed periodic report, including all exhibits to be filed therewith, from the Company not less than two days, in the case of annual reports on Form 10-K, and not less than one day, in the case of quarterly reports on Form 10-Q, solely for the purpose of conducting a review of the filing for compliance with the rules and regulations of the Commission applicable to the relevant filing.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Edward Horton

Edward Horton